UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 22, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Eastman Kodak Company

File No. 001-00087 - CF#27966

———————————————

Eastman Kodak Company submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 29, 2012, as amended.

Based on representations by Eastman Kodak Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 4.22	through January 20, 2014
Exhibit 4.24	through January 20, 2014
Exhibit 4.25	through January 20, 2014
Exhibit 10.41	through March 30, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel